Exhibit 99.1

Organigram Wins KIND Magazine’s Cannabis Company of the Year Award and Most Innovative Product of the Year for Edison JOLTS

TORONTO--(BUSINESS WIRE)--December 8, 2022--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of a leading licensed producer of cannabis (the “Company” or “Organigram”), is pleased to announce it has won KIND Magazine’s (“KIND”) Cannabis Company of the Year award. Considered KIND’s marquee award, Cannabis Company of the Year is presented to the licensed producer that the KIND editorial team believes demonstrates the best combination of people, purpose and product in a given year.

“We are very proud to be recognized by KIND Magazine,” says Beena Goldenberg, CEO, Organigram. “The Cannabis Company of the Year award is particularly special because it not only acknowledges Organigram as a top performing licensed producer, but also celebrates the high-quality of our talented employees from coast-to-coast. Likewise, the award is unique as it considers ‘purpose’, recognizing Organigram’s commitment to doing good in the communities we serve.”

In addition to the Cannabis Company of the Year award, the Company’s Edison Cannabis Co. brand’s Edison JOLTS, Canada’s first high-potency lozenge, received the Most Innovative Product of the Year. This award is voted on by budtenders and retail owners from across Canada.

“We are excited to receive these accolades from some of the most influential voices in the industry, including both the KIND editorial team and our industry’s retailers and budtenders,” says Eric Williams, Senior Director of Marketing, Organigram. “We share KIND’s commitment to making cannabis a part of Canadian culture and are proud to be recognized by the hard-working retailers and talented budtenders who bring their expertise and passion to support Canadians’ experience of our products every day.”

Organigram was nominated in two other categories including Hash of the Year for the Company’s Tremblant Hash and CBD Brand of the Year for its wellness brand, Monjour.

“It felt great to select Organigram for our KIND Cannabis Company of the Year because they do everything with love — you just know it's a company that cares for our community,” says Joshua Nagel, Founder & Chief Dream Officer at KIND. “They had an impressive year, both from a financial and market share growth perspective, and have also built beloved consumer brands including Edison, SHRED and Big Bag o’ Buds, but that's just the half of it. They're also great human beings to work with and we were impressed with their commitment to helping their local communities: Organigram is the kind of company that makes all of us at KIND happy to be working in weed.”

For more information about Organigram or its brands, please visit organigram.ca.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Holy Mountain, Wo La, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions and consumer preferences, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Paolo De Luca
paolo.deluca@organigram.ca
Chief Strategy Officer, Organigram